HIGHLAND CREDIT STRATEGIES FUND
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
VIA EDGAR
March 3, 2009
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Highland Credit Strategies Fund (the “Fund”) (File Nos. 333-147121 and 811-21869)
Registration Statement on Form N-14 of the Fund (filed December 24, 2008, as amended
March 2, 2009 and March 3, 2009) (File No. 333-156464)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for its Registration Statement on Form N-14 referenced above be accelerated so that it will become effective by 4:00 p.m. Washington, D.C. time on March 3, 2009 or as soon as practicable thereafter.
     We acknowledge the following on behalf of the Fund: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.
     Please direct any questions concerning this request for accelerated effectiveness to Alexandra Oprescu of Ropes & Gray LLP at (415) 315-2334.

Very truly yours,

HIGHLAND CREDIT STRATEGIES FUND

By: Name:	/s/ M. Jason Blackburn M. Jason Blackburn
Title:	Secretary